UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-14680

GENZYME SURGICAL PRODUCTS CORPORATION
SAVINGS AND INVESTMENT PLAN

(Full Title of the Plan)

GENZYME CORPORATION

500 Kendall Street

Cambridge, Massachusetts 02142

(617) 252-7500

(Name, address and telephone number of issuer of the securities held pursuant to the Plan)

Genzyme Surgical Products Corporation
Savings and Investment Plan
Financial Statements and Supplemental Schedule Index

*                    Certain supplemental schedules required by section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Genzyme Surgical Products Corporation Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Genzyme Surgical Products Corporation Savings and Investment Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” was required to be implemented. Therefore the presentation of the 2006 and 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 29, 2007

Genzyme Surgical Products Corporation
Savings and Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value:
Registered investment companies, pooled separate accounts and guaranteed accounts	$6,625,328	$6,266,861
Genzyme Corporation Common Stock	292,349	358,035
Net assets available for benefits at fair value	6,917,677	6,624,896
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,718	424

Net assets available for benefits	$6,928,395	$6,625,320

The accompanying notes are an integral part of these financial statements.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

2006
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$79,657
Net appreciation in fair value of investments	737,537
Total investment income	817,194

Deductions from net assets attributed to:
Benefit payments and withdrawals	(494,691)
Participant expenses	(19,428)
Total deductions	(514,119)
Increase in net assets available for benefits	303,075
Net assets available for benefits:
Beginning of year	6,625,320
End of year	$6,928,395

The accompanying notes are an integral part of these financial statements.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Notes to Financial Statements

1.           Plan Description

The following description of the Genzyme Surgical Products Corporation Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan documents for a more complete description of the Plan’s provisions.

General

Deknatel, Inc., established the Deknatel Savings and Investment Plan, effective November 20, 1991, to provide a long-range program of systematic savings for eligible employees (the “Participants”). In April 1994, Deknatel acquired Snowden-Pencer, Inc. Subsequently, in September 1995, Deknatel, Inc. and Snowden-Pencer, Inc. merged and the surviving entity was named DSP Worldwide, Inc. (“DSP”). In July 1996, Genzyme Corporation (“Genzyme” or the “Company”) acquired DSP, which it maintained as a wholly-owned subsidiary. In October 1997, DSP’s name was changed to Genzyme Surgical Products Corporation. In 1999, the name of the Plan was changed from the Deknatel Savings and Investment Plan to the Genzyme Surgical Products Corporation Savings and Investment Plan. In January 2001, Genzyme Surgical Products Corporation, a wholly-owned subsidiary of Genzyme, was merged with and into Genzyme, and Genzyme became the sponsor of the Plan.

The Plan is a defined contribution plan, which initially covered substantially all full-time employees of the former DSP. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and included a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of then-eligible employees of Genzyme Surgical Products Corporation. The Plan is subject to the provisions of ERISA. Upon the merger of Genzyme Surgical Products Corporation into Genzyme, Genzyme became the sponsor of the Plan, continuing to maintain the Plan for the then-eligible employees, who were primarily former employees of Genzyme Surgical Products Corporation. Effective December 30, 2000, the Plan was frozen. As of that date, no new contributions from Participants or Genzyme have been accepted, except for payments made by Genzyme during the year ended December 31, 2003 to make up for certain losses due to late contributions and for a corrective employer contribution, and no new Participants have been allowed to enter the Plan. Existing Participants continue to have full access to their Plan account balances, including the ability to initiate fund transfers among the available investment options, loans and hardship distributions.

Plan Administration

The Plan is administered by the Genzyme Benefit Plans Committee (the “Committee”), the Plan Administrator as defined by ERISA. The Committee was established on October 4, 2001 to replace its predecessor, the Genzyme Surgical Products Corporation Savings and Investment Plan Committee. The Committee consists of at least three persons who are appointed by the Genzyme Board of Directors (the “Genzyme Board”). The Committee has the authority to determine the eligibility of employees, interpret the Plan provisions and make final decisions in disputes involving the rights of any Participant’s interest in the Plan. The Committee, as the named ERISA fiduciary, also has the responsibility of selecting and monitoring the investment funds under the Plan.

The Genzyme Board retains the power to amend or terminate the Plan and to perform all functions of a plan sponsor. The Compensation Committee of the Genzyme Board is authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan. The Compensation Committee has delegated to the Committee its authority to adopt certain amendments to the Plan.

Prudential Retirement Insurance and Annuity Company (“Prudential”) is the trustee, custodian and record keeper of the Plan.

Plan Amendments

The Committee amended the Plan on:

•      March 1, 2006, effective as of October 1, 2005, to amend Articles I and IV to clarify the authority of the Committee; and

•      December 27, 2006, effective as of January 1, 2006, to amend Articles VI, VIII and X to add two new financial “hardships” on account of which a Participant may elect to receive an in-service withdrawal to pay funeral and repair of casualty loss expenses and comply with the required provisions of the final Treasury regulations recently issued under Internal Revenue Code Sections 401(k) and 401(m).

Investment Options

The following participant-directed investment options were available to Participants during 2006:

•      Prudential Separate Accounts:

•      The Dryden S&P 500 Index Fund;

•      The Small Cap Growth/Times Square Fund;

•      The Mid Cap Value/CRM Fund (sub-advised by Cramer, Rosenthal and McGlynn)(1);

•      The Large Cap/LSV Asset Management Fund (sub-advised by LSV Asset Management)(1);

•      The Templeton Foreign Account(2);

•      The Small Cap Value/Perkins Wolf McDonnell Fund(2);

•      The Lazard International Equity Account(2);

•      The Core Bond/BSAM Fund (managed by Bear Stearns Asset Management)(2);

•      The Large Cap Value Fund (sub-advised by Wellington Management)(2);

•      The Mid Cap Value Fund (sub-advised by Wellington Management)(2); and

•      The Mid Cap Growth/Artisan Partners Fund(2).

•      Guaranteed Accounts:

•      The Guaranteed Income Fund (“GIF”); and

•      The Guaranteed Securities Separate Account (“GSSA”)(2).

•      The Fidelity Puritan Fund;

•      The Heritage Mid Cap Stock Fund;

•      The Growth Fund of America;

•      The Wells Fargo Advantage Small Cap Value Z Fund(1);

•      The PIMCO Total Return Admin Fund(1);

•      The Thornburg International Value I Fund(1);

•      The Emerald Growth Fund(2); and

•      Genzyme Corporation Common Stock(3).

Reallocation of account balances among Participant-directed investment options can be requested and processed on a daily basis.

(1)   Effective March 1, 2006, these Participant-directed investment options were added to the Plan.

(2)   Effective March 1, 2006, these funds were eliminated from the Plan. Any amounts that remained in these funds as of that date were reallocated, at the direction of each Participant, to other funds in the Plan.

(3)   Contributions directed by Participants for investment in Genzyme Corporation Common Stock may be invested in short-term investments until the purchase of the shares of stock can be completed.

Employee Contributions

Effective December 30, 2000, the Plan was frozen and, as a result, except for the corrective employer contribution made during the year ended December 31, 2003, no new contributions from Participants have been accepted and no new Participants have been allowed to enter the Plan since that date. Effective December 31, 2000, Participants in the Plan still employed by Genzyme or one of its subsidiaries became eligible to also participate in the Genzyme Corporation 401(k) Plan.

Employer Contributions

Effective December 30, 2000, the Plan was frozen and, as a result, except for the corrective employer contribution made during the year ended December 31, 2003, no new employer matching contributions have been made to the Plan since that date.

Participant Accounts

An individual account is maintained for each of the Plan’s Participants to reflect the Participant’s share of the Plan’s investment income, the employer’s matching contributions from Genzyme and the Participant’s contributions. Investment income or loss is allocated based on the balances of the Participant’s individual accounts, based on the funds in which the accounts are invested.

Vesting

As of September 1, 2000, all Participants became 100% vested in their accounts under the Plan.

Benefits and Withdrawals

Benefits are distributable from the Plan upon the Participant’s (1) retirement from employment on or after he has attained age 65, (2) termination of employment by reason of his disability (as determined by the United States Social Security Administration), (3) severance of employment, or (4) death. In addition, in-service withdrawals of elective contributions may be made by a Participant who incurs a hardship (as defined in the Plan), and a Participant may obtain an in-service withdrawal of all or a portion of any rollover contributions he has made to the Plan and, upon attaining age 59½, all or a portion of his vested accounts under the Plan. Distributions from the Plan are made in the form of a lump-sum payment. This lump-sum payment includes cash and, at the Participant’s election, may include some or all of the Participant’s holdings of Genzyme Corporation Common Stock.

Loans to Participants

Participants may obtain a loan from the Plan collateralized by one-half of the Participant’s vested interest in the Plan. No loan may exceed the lesser of one half of the vested interest of a Participant or $50,000, and each loan must be at least $1,000. Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a principal residence, a longer repayment period may be allowed. The maximum repayment period for a loan used to purchase a principal residence is specified as 20 years, and is required to be repaid before the Participant’s normal retirement date. Loan transactions are treated as net interfund transfers to or from investment funds, and from or to the Participant loan fund, as applicable. All loans bear interest at the prime rate as posted in the monthly rates section of the Wall Street Journal, unless the Committee determines that a different rate is to be used for a loan or a class of loans. As repayments are made, both principal and interest are added back to the investment funds in which the Participant’s account is invested.

Effective September 1, 2000, a Participant may not obtain a loan unless the Committee approves the transaction as being in compliance with applicable legal requirements and the terms of the Plan. The Committee determines the interest rate applicable to each loan. A written repayment schedule specifies the date and payment amount necessary to amortize the loan. The specific loan repayment period for a loan used to purchase a principal residence is determined by the Committee.

As of December 31, 2006 and 2005, there were no Participant loans outstanding. No new loans to Participants were granted during the year ended December 31, 2006.

2.           Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

Investment Valuation and Income Recognition

Units of participation in the Prudential separate accounts are valued at the net asset value of units as reported to the Plan by Prudential, and are generally based on the closing sale price of the underlying securities on the last business day of the plan year, which approximates fair value. The Fidelity Puritan Fund, The Heritage Mid Cap Stock Fund, The Growth Fund of America, The Wells Fargo Advantage Small Cap Z Fund, The PIMCO Total Return Admin Fund and The Thornburg International Value I Fund are stated at fair value based on each fund’s reported net asset value on the last business day of the plan year. Genzyme Corporation Common Stock is stated at fair value based on the quoted end of day closing price on the Nasdaq National Market on the last business day of the plan year. Participant loans are valued at cost plus accrued interest, which approximates market value.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” collectively referred to as the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract basis.

The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and has retroactively restated the Statements of Net Assets for the periods presented due to the adoption of the FSP.  The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents the net appreciation or depreciation in the fair value of its investments in the statement of changes in net assets available for benefits, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions and Benefit Payments

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Effective December 30, 2000, the Plan was frozen. As of that date, no new contributions from Participants or Genzyme have been accepted and no new Participants have been allowed to enter the Plan. Existing Participants continue to have full access to their Plan account balances, including the ability to initiate fund transfers among the available investment options and the ability to request loans and hardship distributions. Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, pooled separate accounts, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statement of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

Recent Accounting Pronouncements

 FAS  157, “Fair Value Measurements.”   In September 2006, the FASB issued FAS 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under accounting principles generally accepted in the United States and expands disclosure requirements regarding fair value measurements. FAS 157 is effective for the Plan as of January 1, 2008. The Committee is currently evaluating the impact, if any, the adoption of FAS 157 will have on the Plan’s financial position and results of operations.

3.             Investment Contract with Insurance Company

Prior to March 1, 2006, the Plan participated in a contract with Prudential via investments in the GIF and the GSSA, both of which by definition are considered to be guaranteed investment contracts, or GICs.  Effective March 1, 2006, the GSSA was eliminated from the Plan.  Prudential commingles the assets of the GIF with other assets. In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds, transactions in the GIF may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF not being fully benefit-responsive in certain instances.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative fees.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

As of December 31, 2005 and upon discontinuance of the contract effective March 1, 2006, the concept of value other than contract value did not apply to the GSSA.  Therefore, as of December 31, 2005, the fair value amount of the GSSA was equal to the contract value for this account.

Interest is credited on contract balances using a single “portfolio rate” approach.  Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis for resetting.

When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates are established without the use of a specific formula.  The minimum crediting rate under the contract is 1.50%.

	2006	2005
Average earnings yield	4.20%	3.45%
Average crediting rate yield	4.20%	3.45%

For the periods presented, the average earnings yield is calculated by dividing the earnings credited to the Plan on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  The average crediting rate yield is calculated by dividing the earnings credited to the Participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  As a result of current stable value product construction, no adjustment will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the Participants.

Key factors that could influence future average interest crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the securities underlying the contract; or default or credit failures of any of the securities, investment contracts, or other investments held in the Plan.

There are certain events not initiated by Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value.  Specific coverage provided by each GIC may be different from each issuer, and can be found in the individual GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a Participant communication that is designed to induce Participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations. The Committee does not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with Participants, is probable.

4.                                 Investments

The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005 are as follows:

	December 31,
	2006	2005
Dryden S&P 500 Index Fund	$2,908,241	$2,796,016
Fidelity Puritan Fund	1,753,901	1,649,123
Heritage Mid Cap Stock Fund	465,109	357,065
Guaranteed Income Fund	427,654	**
Genzyme Corporation Common Stock	**	358,035
Guaranteed Securities Separate Account	N/A	466,760

**   Less than 5%

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value (including investment income and dividends) by $817,194 as follows:

Interest and dividend income:
Pooled separate accounts and guaranteed accounts	$14,924
Registered investment companies	64,733
Total interest and dividend income	79,657

Net appreciation (depreciation) of investments:
Pooled separate accounts	454,743
Registered investment companies	327,883
Genzyme Corporation Common Stock	(45,089)
Total net appreciation in fair value of investments	737,537
Total investment income	$817,194

5.           Qualification under the Internal Revenue Code

The IRS determined that the Plan and related trust were designed in accordance with applicable sections of the Code. The most recent favorable determination letter issued to the Plan is dated September 4, 2002.

The Plan has been amended since receiving the determination letter, in accordance with recent tax law changes, including the series of tax acts collectively known as GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable provisions of the Code and ERISA. They are also unaware of anything as to the operation of the Plan that would cause the Plan to not be in compliance with the applicable provisions of the Code and ERISA. Therefore, no provision for income tax is required.

6.                                 Amendment or Termination of the Plan

Genzyme currently intends to continue the Plan, but reserves the right to terminate it at any time or amend it in any manner advisable. No amendment may adversely affect the nonforfeitable interests of the Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant’s interest accrued to the date of the merger, consolidation, or transfer.

7.                                 Related Parties

Certain plan investments are separate accounts managed by Prudential. Prudential is the trustee, custodian and record keeper as defined by the Plan and, therefore, these transactions are deemed to be party-in-interest transactions. During the year ended December 31, 2006, the Plan paid Prudential a total of $19,428 of Participant expenses directly out of Participant’s accounts. These expenses consisted primarily of annual base fees, per Participant charges, transaction charges, and fees and commissions on the sale or purchase of stock. Participant loans are also considered party-in-interest transactions.

During the year ended December 31, 2006, the Plan sold shares of Genzyme Corporation Common Stock in the amount of $20,436 and had net investment depreciation of $45,089 and an insignificant amount of Participant expenses related to Genzyme Corporation Common Stock. The total value of the Plan’s investment in Genzyme Corporation Common Stock was $292,349 at December 31, 2006 and $358,035 at December 31, 2005.

8.                              Administrative Expenses

Except for Participant expenses, as described in Note 7 above, expenses relating to the general administration of the Plan are paid by Genzyme, the Plan sponsor.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Schedule H, Item 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Units/Shares	(d) Cost	(e) Current value
*	Prudential Guaranteed Income Fund	Guaranteed investment contract	10,875	**	$ 427,654

*	Prudential Dryden S&P 500 Index Fund	Pooled separate account	34,101	**	2,908,241

*	Prudential Small Cap Growth/Times Square Fund	Pooled separate account	2,864	**	72,190

*	Prudential Mid Cap Value/CRM Fund	Pooled separate account	7,437	**	93,661

*	Prudential Large Cap Value/LSV Asset Management Fund	Pooled separate account	5,363	**	110,412

	Fidelity Puritan Fund	Mutual fund	87,827	**	1,753,901

	Heritage Mid Cap Stock Fund	Mutual fund	16,797	**	465,109

	Growth Fund of America	Mutual fund	2,262	**	73,879

	Wells Fargo Advantage Small Cap Value Z Fund	Mutual fund	6,045	**	188,174

	PIMCO Total Return Admin Fund	Mutual fund	30,577	**	317,390

	Thornburg International Value I Fund	Mutual fund	7,401	**	214,717

*	Genzyme Corporation	Common stock	4,747	**	292,349

		Total			$6,917,677

*       Denotes party-in-interest.

**    Cost information is not required as investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Genzyme Surgical Products Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME SURGICAL PRODUCTS CORPORATION SAVINGS AND INVESTMENT PLAN

	By:	Genzyme Benefit Plans Committee

Date: June 29, 2007	By:	/s/ Zoltan A. Csimma
Zoltan A. Csimma
Senior Vice President, Chief Human Resources Officer of Genzyme
Corporation and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of PricewaterhouseCoopers LLP. Filed herewith.